UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                             CHELL GROUP CORPORATION
                 (Name of small business issuer in its charter)

                     Common Stock, par value .0467 per share
                         (Title of Class of Securities)

                                   163223 10 0
                                 (CUSIP Number)

                                 Michael J. Rice
                          One Seaport Plaza, 34th Floor
                               New York, NY 10292
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 163223 10 0
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael J. Rice
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)  |_|
      (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,700,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not Applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,700,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,700,000
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|

      Not Applicable
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


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

Item 1. Security and Issuer

      The title of the class of equity securities of Chell Group Corporation, a New York corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.0467 per share (the "Common Stock"). The address of the principal executive office of the Company is 14 Meteor Drive, Toronto, Ontario M9W 1A4.

Item 2. Identity and Background

      (a)   The Reporting Person is Michael J. Rice

      (b) Mr. Rice's business address is One Seaport Plaza-34th Floor, New York, NY 10292.

      (c) Mr. Rice is the Executive Director - Retail Branch System and Director of Strategic Initiatives, CAO- Private Client Group at Prudential Securities, Inc. One Seaport Plaza, New York, NY 10292

      (d) During the last five years, Mr. Rice has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Rice was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   United States of America

Item 3. Source and Amount of Funds or Other Consideration

      On March 7, 2002, Mr. Rice acquired 1,300,000 shares of Common Stock of Chell Group Corporation.

      The 400,000 shares of Common Stock of Chell Group Corporation as to which this amendment is being filed were acquired for a purchase price of $ .50 per share, the source of which were Mr. Rice's personal funds.

Item 4. Purpose of Transaction

      Mr. Rice acquired the shares of Common Stock for investment purposes and holds the shares of Common Stock for investment purposes. From time to time, Mr. Rice may acquire additional shares of Common Stock or dispose of some or all shares of Common Stock owned by him.

      Mr. Rice has no other plans, which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.


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

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, Mr. Rice owns of record 1,700,000 shares of Common Stock, or 9.6% of the Company's issued and outstanding shares of Common Stock;

      (b) Mr. Rice has granted an irrevocable proxy to Cameron Chell with respect to the voting of his shares at the upcoming annual meeting of Chell Group Corporation.

      (c)   Not applicable.

      (d) No person other than Mr. Rice is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

      (e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the First Amendment to the Purchase Agreement dated March 22, 2002, Mr. Rice purchased 400,000 shares of Common Stock of Chell Group Corporation from Chell.com Ltd.

Item 7. Material to be filed as Exhibits.

      Not applicable

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2002


                                        /s/ Michael J. Rice
                                        ----------------------------------------
                                        Michael J. Rice


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